SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the

Securities Exchange Act of 1934

For the month of November, 2006

Bennett Environmental Inc.

(Translation of registrant’s name into English)

000-30946

(Commission File Number)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐        Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc.
(Registrant)

Date: November 16, 2006	By:	/s/ Michael B. McSweeney
	Name:	Michael B. McSweeney
	Title:	Vice President

EXHIBIT INDEX

Exhibit	Description
99.1	Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2006

99.2	Interim Consolidated Financial Statements of the Company (Unaudited) as at September 30, 2006 and for the Three and Nine Months Ended September 30, 2006 and 2005

99.3	Form 52-109F2 Certification of Interim Filings (Chief Executive Officer) (Co-Officer of the Office of the CEO)

99.4	Form 52-109F2 Certification of Interim Filings (Chief Executive Officer) (Co-Officer of the Office of the CEO)

99.5	Form 52-109F2 Certification of Interim Filings (Chief Financial Officer)

Exhibit 99.1

Management’s Discussion and Analysis

November 14, 2006

The following is management’s discussion in respect of the results of operations of Bennett Environmental Inc. (“Bennett” or the “Company”) for the three and nine months ended September 30, 2006 and should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the nine months ended September 30th, 2006, and the audited consolidated financial statements and management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2005. The financial statements of the Company are presented in Canadian dollars and in accordance with generally accepted accounting principles in Canada. The following discussion of the financial condition is dated November 14, 2006. Additional Information related to the Company, including its Annual Information Form and Management Information Circular and Proxy form is available on SEDAR at www.sedar.com.

OVERVIEW

The Company generates its revenues through obtaining contracts with its customers for the remediation of contaminated materials. The Company’s customer base is comprised mainly of government agencies or environmental services companies. The number and size of the contracts obtained each year from these customers will vary depending on the timing of the receipt of the materials from the environmental services companies or the funding allocated for the remediation of materials by government agencies. The Company’s larger volume tonnage contracts are typically with the government agencies in North America and may last for several years. Over the past several years, the Company has noted that the demand for the remediation of contaminated materials by governmental agencies in North America has declined because government resources have been diverted to other initiatives other than the remediation of hazardous soil waste material. The Company’s contracts with the environmental services companies are generally lower volume and are remediated over a period of several months. The Company has been able to secure these smaller contracts with the environmental services companies in the absence of the larger government contracts. As the Company competes in the marketplace, it is facing new competitors and pricing pressures as these new competitors fight to gain a toehold in the marketplace.

The Company’s revenues have declined over the past several years and this pattern continued through to the third quarter of 2006, due to declines in tonnage being processed and price declines. These declines in revenues led to lower utilization rates which adversely impacted the operating margins.

Bennett’s poor revenues in the third quarter, combined with the operating inefficiencies due to

OVERVIEW (CONTINUED)

low processing volumes and additional expenses incurred of approximately $600,000 associated with the resignation of the former President and CEO, all contributed to the net loss realized of $4.5 million in the third quarter of 2006.

During the quarter the Company began a search for a new President and CEO and has made progress on this search. The results of the search are expected to be announced during the fourth quarter of 2006.

As a result of low soil deliveries during the year, the Company did not have sufficient soil to operate its St. Ambroise facility during the third quarter in a cost effective manner. Accordingly, management decided to temporarily close the facility for approximately three and a half months, from July to mid-October 2006 in order to build up production volumes. The facility resumed operations at full capacity and is expected to continue to operate until mid-November 2006 based on production currently on hand. Management will continue to operate in this manner until the Company is able to engage sufficient volumes. There were no operations at the Belledune facility during the third quarter of 2006 as the Company is waiting for the final approval of the permit by the Minister of the Environment in New Brunswick. Final approval is expected shortly.

The Company processed approximately 631,000 kilograms of debris material in the third quarter at the Cornwall and Kirkland Lake facilities. Both of these facilities were operational during the third quarter of 2006. This compares to 442,000 kilograms of debris processed in the same quarter of 2005; the increase being a direct result of the acquisition of the Kirkland Lake facility on June 29, 2006 as part of the acquisition of Trans-Cycle Industries, Inc. (“TCI”).

In response to these operating results, the Company has initiated plans to significantly reduce operating and administrative costs, conserve cash and increase sales performance. The Company also accepted the resignation of its Vice President of Sales and has initiated a search for a new Vice President of Sales with broader experience in sales and marketing. The Company plans to increase market share by expanding its product offering, improving relationships with third party intermediary environmental firms and leveraging its permit capabilities.

The acquisition of TCI will enable the Company to diversify its product mix and will allow for synergies in transportation, labour, and disposal costs between TCI and the Company’s facility in Cornwall, Ontario.

In addition, in the third quarter the Company began the installation of a bag house at its Cornwall facility at an estimated cost of $0.35 million. The bag house project will be complete in the fourth quarter of 2006 and will allow the Company to participate in new markets related to the destruction of expired pharmaceuticals. These new markets are recurring in nature and will add a degree of stability to the Company’s revenue stream. In addition, the new bag house will improve the throughput of the Cornwall facility.

The Company has been developing a more cost conscious corporate culture and has been reducing costs where possible. In July 2006, the Company commenced a review of its cost structure and aggressively cut costs in all facets of the business to reduce the quarterly cash outflow. The results of these efforts should be apparent in the fourth quarter of 2006 and into 2007. The primary focus has been the reduction of wage costs, professional fees and other direct overhead costs.

The Company believes that all of the strategies initiated will have a positive impact on the Company and significantly reduce its break-even point and cash burn.

All amounts described as tonnes throughout are metric tonnes (“tonnes”).

RESULTS OF OPERATIONS

CONSOLIDATED FINANCIAL RESULTS

The consolidated loss for the three-month period ended September 30, 2006 was approximately $4.5 million or a basic and diluted loss per share of $0.21 compared to a net income of $0.2 million or basic and diluted earnings per share of $0.01 for the three months ended September 30, 2005.

Operating Results for the Quarter ended September 30, 2006

Sales

Sales for the third quarter of 2006 were $1.3 million compared to $10.4 million in the same period a year earlier. The decrease from the prior year is largely a result of low soil receipts which led to the closure of the RSI plant during the third quarter of 2006. As a result, the Company did not generate any revenues from the processing of soil during the third quarter of 2006. The Company processed approximately 631,000 kilograms of debris material in the third quarter of 2006 at its MRR facility and its newly-acquired TCI facility compared to 442,000 kilograms of debris material processed in the third quarter of 2005. The increase in debris materials processed in the current quarter is due to the acquisition of TCI on June 29, 2006.

The Company did not generate any sales from non-hazardous soil disposed directly to landfills in the third quarter of 2006 compared to $0.5 million in the same period a year earlier. Revenue from this source related to one project and the Company chose not to re-bid on this project in December 2005 because of negative operating margins generated on this revenue source.

The following table summarizes sales by revenue stream for the third quarter 2006 compared to the same period in the prior year (expressed in Cdn $ million)

	Three months ended September 30
	2006		2005
Soil	$	NIL	$8.7
Debris		$1.3	$1.2
Land filling	$	NIL	$0.5

Total Sales		$1.3	$10.4

The following table summarizes tonnes processed by revenue stream for third quarter 2006 compared to the same period in the prior year (expressed in tonnes)

	Three months ended September 30
	2006	2005
Soil	NIL	15,144
Debris	631	442
Land filling	NIL	3,154

Total tonnes processed	631	18,740

Operating Costs

Operating costs consist mainly of transportation costs, fuel, processing supplies, maintenance costs, and labour. Some of these costs fluctuate directly with the number of tonnes processed; however, there are some indirect factory overhead costs which are fixed in nature.

Operating costs in the third quarter of 2006 were $1.6 million compared to $5.3 million for the same period a year ago. The decrease in operating costs compared to the prior year is due to the decrease in tonnes processed compared to the prior year. The table below summarizes operating costs for each operating activity in millions of dollars:

	Three months ended September 30
	2006	2005
Soil	$0.5	$4.0
Debris material	$1.1	$0.8
Land filling	NIL	$0.5

Total Operating Costs	$1.6	$5.3

OTHER INCOME STATEMENT ITEMS

Administration and Business Development Costs

Administration and business development costs were $3.1 million in the third quarter of 2006, compared with $3.8 million in the same period a year earlier.

Wages and salaries accounted for approximately 29% of the administration and business development costs and were $0.5 million in the third quarter of 2006 compared to $0.6 million in the same period a year earlier. Included in termination and severance payments is an amount of $0.4 million related to the resignation of the Company’s former President who resigned on July 5, 2006. In addition, Administration and Business Development costs include amounts expensed for stock based compensation of $0.6 million ($0.1 million in the third quarter of 2005). Of the $0.6 million expensed, $0.2 million relates to the accelerated vesting of stock options held by the former President and CEO who resigned on July 5, 2006.

The Company recorded insurance recoveries of $0.5 million from insurance expense claims on the Company’s directors and officers’ insurance policy to offset professional fee expenses incurred on litigation against the Company of $0.9 million for the third quarter of 2006 compared to recoveries of $10.5 million and expenses of $12 million in the same period of 2005. In third quarter 2005, the class action lawsuit was settled for an aggregate cash payment to class members of $11.3 million (US $9.7 million), which was paid primarily by the Company’s insurance carriers with a contribution of $0.9 million (US $0.75 million) from the Company.

The table below summarizes administration and business development costs by caption for third quarter 2006 compared to the same period in the prior year (expressed in Cdn $ million)

	Three months ended September 30
	2006	2005
Insurance	$0.3	$0.6
Marketing and public relations	0.3	0.2
Office supplies and miscellaneous	0.5	0.7
Wages, salaries and management fees	0.5	0.6
Termination and severance payments	0.4	—
Class action lawsuit	0.0	11.4
Auto and travel	0.1	0.1
Professional fees	0.9	0.6
Recovery of insurance defense costs	(0.5)	(10.5)
Stock-based compensation	0.6	0.1

	$3.1	$3.8

Amortization

Amortization for the third quarter of 2006 was $0.9 million compared to $1.1 million for the same period a year ago. During the quarter, management determined that commencement of the amortization of the assets at the Belledune facility was appropriate, resulting in an additional amortization charge of approximately $0.2 million in the quarter which represents one month of amortization. Although the Company has not received the final operating permit to commence commercial operations at the Belledune facility, the Company has completed its test burns at the facility (which the results have been submitted to the Minister of the Environment in New Brunswick) and thus the facility is available for use.

Income taxes

For the third quarter of 2006, income taxes expense were $0.37 million on a pre-tax loss of $4.1 million. This expense does not approximate the statutory tax rate of approximately 36.1% as certain permanent differences, including stock-based compensation, have reduced the effective tax recovery rate from the statutory rate. These permanent differences are not deductible for tax purposes. During the third quarter of 2006 a full valuation allowance of $1.0 million was recorded against the future tax assets related to the Cornwall operations as it was determined that it was not more likely than not that the future tax assets would be recovered. Management has provided a full valuation allowance against any future tax assets relating to the operating losses generated at the Kirkland Lake facility as it was determined that it was not more likely than not that the future tax assets would be recovered at this time. This compares to the third quarter of 2005 where taxes recoverable were $0.2 million on pre-tax income of $30,000. In 2005, certain permanent differences, including stock-based compensation and the settlement of the class action lawsuit, affected the effective tax recovery rate from the statutory rate of approximately 35.6%.

Net Loss

The slightly higher net loss for the third quarter of 2006 compared to the third quarter of 2005 was a result of decreased volumes of soil being processed quarter over quarter (2006-NIL tonnes; 2005-15,144 tonnes), increased termination and severance payments and stock-based compensation expense resulting from the departure of the Company’s former Chairman and CEO and the change to the board of directors.

Cash from operations

For the quarter ended September 30, 2006, cash used for operating activities before changes in operating working capital amounted to $2.4 million. Cash provided by operating working capital was approximately $0.3 million for net cash used in operations of approximately $2.1 million for the quarter. The principal generation of cash from operating working capital was from the collection of accounts receivable of $1.4 million. Cash generated from the collection of accounts receivable held at September 30, 2006 will be used in the day-to-day operations. Accounts receivables of $0.9 million have been collected subsequent to September 30, 2006. The main use of cash in the third quarter of 2006 was the payment of outstanding trade payables of approximately $1.2 million.

For the quarter ended September 30, 2005, cash generated from operating activities before changes in operating working capital amounted to $1.5 million. Cash generated from operating working capital was approximately $0.9 million for a net generation of cash from operations of approximately $2.4 million for the quarter. The principal generation of cash from operating working capital in the quarter was the collection of accounts receivable of $1.2 million.

Operating Results for the Nine Months ended September 30, 2006

The consolidated net loss for the nine months ended September 30, 2006 was $8.4 million compared to $4.8 million for the same period in 2005. In the first nine months of 2006, the Company processed approximately 14,206 tonnes of soil and debris compared to approximately 28,994 tonnes in the same period a year earlier. The primary reasons for the increase in the consolidated net loss for the first nine months of 2006 year over year are low volumes of processed soil; increased salaries and stock-based compensation expense as a direct result of the resignation of the former President and CEO and change in the Board of directors; and professional fees associated with the securities regulatory investigations and filing of the restated consolidated financial statements for the year ended December 2004 and 2003.

Sales

Sales for the first nine months of 2006 were $8.5 million compared to $20.5 million in the same period a year earlier. In the first nine months of 2006, approximately 12,900 tonnes of soil was processed and approximately 1,306,000 kilograms of debris was processed compared to 28,144 tonnes of soil, 850,000 kilograms of debris and 9,454 tonnes of land filling processed in the prior year. The Company had no sales from non-hazardous soil disposed directly to landfills in the first nine months of 2006 compared to $1.5 million for the first three quarters of 2005 as that project was completed by the end of 2005 and the Company determined that it would not seek to continue with this revenue stream. The decline in the tonnes processed of soil year over year is a direct result of the closure of the St. Ambroise facility in the third quarter of 2006.

In the nine months ended September 30, 2006, average revenue per tonne for soil processing was lower compared to the same period in 2005. Revenue per tonne was lower because fewer contracts included a freight component resulting in lower average revenue per tonne. In addition, approximately 700 tonnes of soil processed at the Belledune facility was for the test burn, generating under $100 per tonne. This reduction was partially offset by decreased transportation costs.

The following table summarizes sales by revenue stream for the first nine months of 2006 compared to the same period in the prior year (expressed in Cdn $ million).

	Nine months ended September 30
	2006		2005
Soil		$5.7	$15.4
Debris		$2.8	$3.0
Land filling	$	NIL	$2.1

Total Sales		$8.5	$20.5

The following table summarizes tonnes processed by revenue stream for the first nine months of 2006 compared to the same period in the prior year (expressed in tonnes)

	Nine months ended September 30
	2006	2005
Soil	12,900	28,144
Debris	1,306	850
Land filling	NIL	9,454

Total tonnes processed	14,206	38,448

Operating Costs

Operating costs in the first nine months of 2006 were $7.0 million compared to $14.1 million for the same period a year ago.

The table below summarizes operating costs for each revenue stream (expressed in Cdn $ million):

	Nine months ended September 30
	2006	2005
Soil	$4.7	$10.0
Debris	$2.3	$2.3
Land filling	NIL	$1.8

Total Operating Costs	$7.0	$14.1

Cost per tonne in the first nine months of the year for soil decreased from the same period a year earlier. The decrease in the cost per tonne was related to lower freight costs. On average, freight costs to ship material were lower per tonne compared to the same period a year earlier. The lower freight costs were the result of moving soil in shorter distances in the nine-month period and the Company quoted on fewer jobs with a transportation component thus not incurring any freight costs on these jobs.

Operating Costs (continued)

Operating costs for debris remained unchanged at $2.3 million in the first nine months of 2006 compared to the same period a year earlier. However, on a per tonne basis, the operating costs for debris have declined as a result of synergies obtained through the Kirkland Lake facility acquisition.

Previously, Kirkland Lake disposed of certain waste streams in a commercial landfill which now is remediated at less cost at the Company’s Cornwall facility.

OTHER INCOME STATEMENT ITEMS

Administration and Business Development Costs

Administration and business development costs were $8.2 million in the first nine months of 2006, compared to $10.4 million for the same period a year earlier. Professional fees account for a large percentage of the administration. Business development costs in the first nine months of 2006 were $1.9 million compared to $2.3 million in the same period of 2005. The Company recorded insurance recoveries of $0.8 million in the first nine months of 2006 compared to $1.5 million in the same period of 2005 from insurance claims on the Company’s directors and officers’ insurance policy relating to legal and other related costs on litigation against the Company. The increase in termination and severance payments was a direct result of the recognition and transition entitlement for the former President and CEO who resigned on July 5, 2006. $400,000 was expensed during the quarter as a result of his entitlement. The Company recorded a stock-based compensation for the nine months of 2006 of $1.1 million as a result of the accelerated vesting of the outstanding options as part of the entitlement package for the former President and CEO and the retired board members, compared to $0.4 million in the same period in the prior year.

The Company settled the class action lawsuit during the third quarter of 2005 for $11.3 million (US $9.7 million), which was paid primarily by the Company’s insurance carriers with a contribution of $9.0 million (US $0.75 million) from the Company. The court entered its order and final judgment to this effect on February 21, 2006 and the final notice to appeal expired on March 23, 2006 without any further action.

The table below summarizes administration and business development costs by caption for first nine months of 2006 compared to the same period in the prior year (expressed in Cdn $ million).

	Nine months ended September 30th
	2006	2005
Insurance	$1.0	$1.6
Marketing and public relations	0.7	0.8
Office supplies and miscellaneous	1.3	2.0
Wages, salaries and management fees	1.5	2.0
Termination and severance payments	0.4	0
Class action lawsuit	0.0	11.5
Auto and travel	0.3	0.4
Professional fees	2.7	3.8
Recovery of insurance defense costs	(0.8)	(12.1)

Stock-based compensation	1.1	0.4

	$8.2	$10.4

Amortization

Amortization for the nine months ended September 30, 2006 was $2.1 million compared to $3.5 million for the same period a year ago. Amortization was down from a year earlier because the 2005 expense included the amortization of certain assets amortized over two years. During the third quarter of 2006, management determined that commencement of amortization of the assets at the Belledune facility was appropriate, resulting in an additional amortization charge of approximately $0.2 million in the quarter and which represented one month of amortization. Although the Company has not received the final operating permit to commence commercial operations at the Belledune facility, the Company has completed its compliance test for the facility the results of which have been submitted and accepted by the Minister of the Environment in New Brunswick and the facility is available for use.

Income taxes

For the nine months ended September 30, 2006, income taxes recovery was $0.5 million on a pre-tax loss of $8.9 million. This expense does not approximate the statutory tax rate of approximately 36.10%. Certain permanent differences, including stock-based compensation, have reduced the effective tax recovery rate from the statutory rate. These permanent differences are not deductible for tax purposes. In the first nine months of 2006, the valuation allowance was increased by $2.0 million to $10.8 million as a result of a full valuation allowance recorded against the future tax assets relating to the tax losses generated at its Kirkland Lake and Cornwall facilities as it was determined that it was not more likely than not that the future tax assets would be recovered at this time. This compares to the first nine months of 2005 where taxes recoverable were $2.8 million on pre-tax loss of $8.9 million. In the first nine months of 2005, certain permanent differences, including stock-based compensation and the settlement of the class action lawsuit, affected the effective tax rate from the statutory rate of approximately 35.6%.

Cash from operations

For the nine months ended September 30, 2006, cash used for operating activities before changes in operating working capital amounted to $4.7 million. Cash provided by operating working capital was approximately $4.4 million for net cash used in operations of approximately $0.3 million for the nine month period. The principal use of cash from operating working capital in the nine month period was cash used to fund prepaid expenses and accounts payable. The main use of cash other than losses in the first nine months of 2006 was the asset purchase of Trans-Cycle for $2.3 million and cash provided for financial assurance to the Ontario Ministry of Environment for operating permits of $1.7 million.

In the first nine months of 2005, cash of $3.3 million was used by operating activities before changes in operating working capital. Cash used by operating working capital was approximately $4.1 million for the nine months ended September 30, 2005. The principal use of cash from operating working capital in the period was cash used to fund accounts receivable, accounts payable and deferred costs offset by income tax recoveries.

SUMMARY OF QUARTERLY RESULTS

The following table discloses certain unaudited financial data for the eight most recently completed quarters, expressed in Canadian dollars (millions) (except per share data – basic and diluted):

	2006			2005				2004(1)(2)
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Net Sales	1.3	2.7	4.5	8.8	10.4	6.2	3.9	4.9
Net (Loss) Earnings	(4.5)	(1.80)	(2.10)	(20.20)	0.2	(1.40)	(3.60)	(5.60)
(Loss) Earnings per share - basic	(0.21)	(0.08)	(0.10)	(0.94)	0.01	(0.07)	(0.17)	(0.32)
(Loss) Earnings per share - diluted	(0.21)	(0.08)	(0.10)	(0.94)	0.01	(0.07)	(0.17)	(0.32)

*	1. The Company restated its consolidated financial statements for the years ended December 31, 2004 and 2003. Please refer to note 3 to the restated consolidated financial statements as at and for the years ended December 31, 2004 and 2003 for further explanation.
*	2. The Company adopted the fair value based method of accounting for stock-based compensation effective January 1, 2004 retroactive with restatement of prior years to January 1, 2002. Refer to note 2(a)(i) of the restated consolidated financial statements for the years ended December 31, 2004 and 2003 for further explanation.

LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY

At the end of the third quarter of 2006, the Company had cash and equivalents of $3.2 million and working capital (including cash) of $5.8 million compared to September 30, 2005 of $5.9 million and $21.5 million respectively. The cash and cash equivalents and working capital decreased from the prior year as the cash was used for operations and to fund the acquisition of TCI and payments for financial assurance to the Ontario Ministry of Environment and the temporary closure of the St. Ambroise operations. In the third quarter of 2006, the Company monetized the value of certain of its other assets of $0.8 million. In addition, the Company has reclassified certain accounts receivable to long term assets because the matter is before the courts and the Company does not expect to resolve this issue in the near term as a result.

LIQUIDITY (CONTINUED)

Based on the last several quarterly results, the Company’s operations have not generated sufficient cash flow to fund operations because volumes of material have significantly declined in 2006. The Company’s financial success is dependent on management’s ability to secure sufficient contracts to generate revenue and to continue with its cost reduction strategy. The Company is looking at new sales initiatives to improve its sales performance which includes expanding products offering and developing new/stronger strategic alliances with environmental agencies. Management believes that the Company has sufficient cash and working capital currently to fund operations beyond the next year.

CAPITAL EXPENDITURES

For the quarter ended September 30, 2006, the Company invested approximately $0.2 million in capital assets, permits and other assets, consistent with the same period a year earlier. For the nine months ended September 30, 2006, the Company invested approximately $3.2 million in capital assets, permits and other assets. The primary investments in the quarter were related to minor process improvements at the Company’s St. Ambroise, Quebec and Cornwall, Ontario facilities. During the first nine months of 2006, the Company acquired certain net assets and operations at Trans-Cycle Industries for cash consideration of $2.3 million.

LONG-TERM DEBT AND OTHER LONG-TERM COMMITMENTS

The Company has approximately $1.3 million in long-term obligations at September 30, 2006. Most of these amounts relate to long-term termination and severance payments to former executives of the Company and will be paid out over the next 18 months in the case of the termination payments and the next 12 years in the case of pension payments. In addition to this amount, the Company has certain operating lease obligations that go beyond 2006.

The table below summarizes these commitments.

Year ending December 31:	Commitment Amount
2007	$182,022
2008	168,016
2009	162,076
2010	161,536
2011	59,134

Total:	$732,784

OFF-BALANCE SHEET ARRANGEMENTS

Under its operating permits the Company is required to provide the Ontario Ministry of Environment financial assurance deposit in the form of a letter of credit, cash or equivalent bonding. The amount of financial assurance is based on the storage capacity at the Company’s Cornwall and Kirkland Lake facilities. The Company has provided cash deposits in the amount of $2.9 million to the Ontario Ministry of the Environment.

When the Company obtains its final operating permit for Belledune, it will be required to provide financial assurance to the government of New Brunswick. Financial assurance is based on the amount of storage capacity being held at the facility and can vary and could be as high as $3.0 million. Based on the level of storage currently at the Belledune facility, the financial assurance is expected to be not more than $0.75 million.

FINANCIAL AND OTHER INSTRUMENTS

The Company has on occasion used short-term foreign exchange futures contracts to help reduce foreign exchange risk. Management assesses the future foreign exchange risk and if appropriate enters into a hedge arrangement. As of September 30, 2006 the Company had no foreign exchange contracts in place.

PROPOSED TRANSACTIONS

The Company currently does not have any proposed transactions.

TRANSACTIONS WITH RELATED PARTIES

In the nine months ended September 30, 2006 and 2005, the Company expensed legal fees of $127,364 and $1,174,411, respectively (three months ended September 30, 2006 and 2005 – $71,902 and $23,760, respectively), to two legal firms with which two former directors are associated.

In the nine months ended September 30, 2006 and 2005, the Company paid consulting fees of $166,667 and $127,554, respectively (three months ended September 30, 2006 and 2005 - $62,500 and nil, respectively), to a company owned by a former director and officer of the Company.

In the nine months ended September 30, 2006 and 2005, the Company paid pension payments of $52,125 and nil, respectively (three months ended September 30, 2006 and 2005 - $17,375 and nil, respectively), to a former director and officer of the Company.

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

TRANSACTIONS WITH RELATED PARTIES (CONTINUED)

During the nine months ended September 30, 2005, the Company sold its 50% investment in Eco-Bois to a related party for $250,000 comprising of cash of $175,000 and land of $75,000. The land portion has not yet been recorded as title has not yet been legally transferred. The gain on sale was $175,000.

CONTINGENCIES

No additional significant developments have occurred relating to the contingencies described in note 16 to the 2005 annual audited financial statements, except as noted below.

(a)	Regulatory investigations:

In June 2006, the Company settled with the Ontario Securities Commission (“OSC”) regarding the Company’s failure to disclose material changes on a timely basis and allegations of illegal insider trading regarding certain of its former officers. The Company has agreed to engage an independent third party appointed by the OSC to review the Company’s disclosure and reporting practices and procedures.

As part of the OSC’s continuous disclosure review process, the Company received a letter in October 2006 seeking additional clarification and documentation regarding the Saglek contract revenue recognition and Belledune asset impairment. The Company is in the process of preparing its response.

In September 2006, the Company received a Grand Jury subpoena from the United States Department of Justice (“DOJ”) to preserve all documents dated on or after January 1, 2001 pertaining to the Federal Creosote Superfund contract. Back ground information related to this contract has been disclosed in note 16(b) to the 2005 audited financial statements. This investigation is in its preliminary stages and the Company believes that this inquiry is industry related and is co-operating with the DOJ on this inquiry.

(b)	Saglek receivable:

The Company has filed a formal claim in Ontario Superior Court of Justice against DCC of $9.0 million plus punitive damages to receive the amounts incurred related to the Saglek contract (Note 5(a)). The Company has an amount receivable of approximately $5.0 million related to revenue recognized in 2003 and 2004 and accordingly has not provided for the amount receivable.

CONTINGENCIES (CONTINUED)

(c)	Other:

During the three months ended September 30, 2006, the Company was served with a claim by a former CEO claiming breach of contract and alleging that the Company was required to establish a secure pension. The Company acknowledges that it has a pension obligation due to the former CEO pursuant to a contract and currently has approximately $0.6 million recorded in long-term liabilities (note 7). Management believes that the claim is without merit and will defend this claim vigorously.

During the three months ended September 30, 2006, the Company was served with a claim by a former officer claiming breach of contract and unjust enrichment. Management believes that the claim is without merit and will defend this claim vigorously.

CRITICAL ACCOUNTING ESTIMATES

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada and makes estimates and assumptions that affect the reporting amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent liabilities. On an on-going basis the Company evaluates its estimates and judgements, including those related to revenue recognition, adequacy of allowance for doubtful accounts, deferred permitting costs, impairment of long-lived assets and goodwill and future income taxes. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from the Company’s estimates. Senior management has discussed, with the Company’s audit committee, the development, selection, and disclosure of accounting estimates used in preparation of our consolidated financial statements.

The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements:

•	The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments. The Company considers factors such as a customer’s credit-worthiness, past transaction history, current economic industry trends and changes in customer payment terms when determining if collection is reasonably assured. If these factors indicate collection is not reasonably assured, revenue is deferred until collection is reasonably assured or the Company may increase its allowance for doubtful accounts. A change in these factors could impact the estimated allowance and the provision for bad debts recorded in administration and business development expenses.

CRITICAL ACCOUNTING ESTIMATES (CONTINUED)

•	The Company defers permitting costs during the application process and amortizes these costs over the expected life of the permit. The Company evaluates the carrying costs of these permits on a regular basis to determine whether a change in the carrying value of the deferred permitting costs has occurred. The Company considers factors such as the likelihood of obtaining a final operating permit, market conditions and changes in environmental legislation to determine if the carrying costs can reasonably be recovered. If these factors indicate that impairment in the carrying costs of the permitting costs has occurred, the Company may increase the amortization of the deferred permitting costs.

•	The Company performs its annual goodwill impairment test in the fourth quarter of each year and more frequently if events or changes in circumstances indicate that an impairment loss may have been incurred. Impairment is tested at the reporting unit level by comparing the reporting unit’s carrying amount to its fair value. The fair value of the reporting unit is estimated using a combination of a market approach and discounted cash flow. The process of determining fair values is subjective and requires management to exercise judgement in making assumptions about future results, including revenue and cash flow projections at the reporting unit level and discount rates.

The Company has performed an impairment test at the end of the third quarter as the Company’s current operating results and decline in share prices indicate that there may be a potential impairment of goodwill. The carrying value of the net equity of the Company at September 30, 2006 is in excess of the enterprise value of the Company based on its market value of the Company’s share price at that date. The Company considered the fair value of the reporting units based on the present value of future expected cash flows from the operations and residual value of its reporting units. The Company’s estimates of future expected cash flows are based on the existing service potential of the operating facilities and the expected improvement of market conditions. Management’s estimates have been reviewed and approved by its Board of Directors. The Company concluded that the fair value of the reporting units exceeded the carrying amount and thus goodwill is not impaired at September 30, 2006. Future goodwill impairment tests may result in impairment charges at that time if future expected cash flows do not materialize.

CRITICAL ACCOUNTING ESTIMATES (CONTINUED)

•	The Company performs its annual impairment test on long-lived assets in the fourth quarter of each year, and more frequently if events or changes in circumstances indicate that an impairment loss may have been incurred. The Company estimates the useful lives of capital and intangible assets based on the nature of the asset, historical experience and the terms of any related supply contracts. The valuation of long-lived assets is based on the amount of future net cash flows that these assets are estimated to generate. Revenue and expense projections are based on management’s estimates, including estimates of current and future industry conditions. A significant change to these assumptions could impact the estimated useful lives or valuation of long-lived assets resulting in a change to depreciation or amortization expense and impairment charges. The Company recorded an impairment charge of $13.8 million on the assets at the Belledune facility during the fourth quarter of the year ended December 31, 2005 as the Company estimates of sales volumes and pricing related to soil to be remediated at the site had declined significantly. The Company has not yet commenced operations at this site, although management expects to receive its operating permit shortly.

•	The Company has performed an impairment test at the end of the third quarter of 2006 as the Company’s current operating results and closure of certain of its facilities during the quarter due to low soil quantities indicates that there may be impairment of its long-lived assets. The Company’s estimates of future expected cash flows are based on the existing service potential of the operating facilities and have been reviewed and approved by its Board of Directors. The Company’s impairment analysis indicates that there is no impairment of its long-lived assets at September 30, 2006. Future impairment tests of its long-lived assets may result in impairment charges if the Company is unable to generate sufficient sales volumes according to its business plans.

•	The Company evaluates its future income tax assets to assess whether their realization is more likely than not. If their realization is not considered more likely than not, the Company will provide for a valuation allowance. The ultimate realization of our future tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences or loss carry-forward amounts can be utilized. The Company considers future taxable income and tax planning strategies in making its assessment. If this assessment indicates that the Company’s ability to realize future tax assets changes, it could make an adjustment to these assets that would be charged to income. A change to these factors could impact the estimated valuation allowance and income tax expense.

•	Revenue from the Saglek Labrador long-term, fixed price contract was recognized on the percentage of completion method, based on the ratio of costs incurred to date over total estimated total costs. There is no revenue from this contract in 2005 or 2006. Estimates of the total costs of significant projects were reviewed on an ongoing basis and adjustments to the revenue recognition ratio were made as required. The Company currently has no contracts accounted for under the percentage of completion method, and did not have any during 2005 or 2006.

CRITICAL ACCOUNTING ESTIMATES (CONTINUED)

•	Included in the Company’s accounts receivable balance is an amount of $5.0 million that is in dispute. This amount relates to claims for extra costs associated with the Saglek contract that was completed at the end of 2004. The Company has been negotiating a settlement of these amounts with its customer, Defence Construction Canada (“DCC”) an agency of the Canadian federal government, and recently received a verbal offer to settle for $2.7 million. The Company has refused the settlement amount because it is significantly below the face value of amounts being claimed. The Company requested mediation to resolve its issue but the customer has refused. As a result, the Company has commenced proceedings against the customer. A formal claim was filed during the quarter ended September 30, 2006. The Company continues to record an amount of $5.0 million because it has received an independent valuation supporting the amount recorded. The customer as an agency of the Canadian federal government has the financial ability to pay the claim. In addition, the Company continues to record this balance because management believes that the amount is collectible.

SHARE CAPITAL

The number of common shares outstanding at November 14, 2006 was 21,603,440. In addition, there were 1,534,000 stock options outstanding as at November 14, 2006 exercisable at prices from $1.73 to $22.05 a share.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2006, the Company adopted The Canadian Institute of Chartered Accountants’ (“CICA”) Handbook, Section 3831 on Non-monetary Transactions. This standard requires all non-monetary transactions to be measured at fair value unless they meet one of four very specific criteria. Commercial substance replaces culmination of the earnings process as the test for fair value measurement. A transaction has commercial substance if it causes an identifiable and measurable change in the economic circumstances of the entity. The adoption of this standard did not have a significant impact on the consolidated interim financial statements.

BELLEDUNE FACILITY

Currently the Company is awaiting the results of the compliance test that was completed this past April. The results were forwarded to the Government of New Brunswick for review in July 2006. The Company expects that the government will require several months to analyze the results of the test before issuing the operating permit. The Company commenced depreciation of the carrying amount of the facility because management has determined that the facility is available for use.

RISK FACTORS

Information on “Risk Factors” can be found in the Company’s Annual Information Form dated May 31, 2006 for the fiscal year ended December 31, 2005.

CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

We carried out an evaluation, under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, as to the effectiveness, design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2005. The evaluation considered the procedures designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported in the time periods specified in the rules and forms of the U.S. Securities and Exchange Commission and communicate to our management as appropriate to allow discussions regarding required disclosure. Upon such review, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2005, and continue to be effective as of September 30, 2006.

(b) Changes in Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. On May 16, 2006, we disclosed the improvements in internal control over financial reporting implemented at that date. Since then, we have made the following additional improvements:

•	centralization of payroll function at corporate head office for the Cornwall, Kirkland Lake, and St. Ambroise facilities;

•	weekly senior management meetings where we review operations and monthly financial statements and identify any required disclosure;

•	upgraded IT related policy removing access to production data for system developer in Kirkland Lake;

•	upgraded IT related policy incorporating the version control and time stamp for all worksheets related to the consolidation;

•	improved controls over soil inventory at St. Ambroise which include tracking of all soil and debris piles in maximum size lots of 3,500 MT by customer. This aids in proper revenue recognition by specific customer and deferred revenue;

•	review of monthly journal entries by Corporate Controller and CFO using newly designed report from purchased software;

•	implementation of purchaser order module for Cornwall and Belledune facilities and head office.

The Company has experienced management changes in the last three months that has impacted the Company’s finance function. These changes could have some internal control deficiencies as it relates to segregation of duties. The Company is currently undertaking a search to fill a number of management positions, including the finance function, to alleviate these weaknesses.

Other than as discussed above, there was no change in the Company’s internal control over financial reporting that occurred during the periods covered by this report that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

FORWARD LOOKING STATEMENTS

Certain statements in this management’s discussion and analysis may constitute “forward-looking” statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this management’s discussion and analysis such statements are such words as “may”, “will”, “expect”, “believe”, “plan”, and other similar terminology. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this management’s discussion and analysis. These forward-looking statements involve a number of risks and uncertainties. The following are some factors that could cause actual results to differ materially from those expressed in or underlying such forward-looking statements: competition; changes in national and local business and economic conditions; legislation and governmental regulation; accounting policies and practices; and the results of operations and financial condition of the Company. The foregoing list of factors is not exhaustive. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Exhibit 99.2

Interim Consolidated Financial Statements

(Expressed in Canadian dollars)

BENNETT ENVIRONMENTAL INC.

Three months and nine months ended

September 30, 2006 and 2005

(Unaudited)

BENNETT ENVIRONMENTAL INC.

Interim Consolidated Balance Sheets

(Expressed in Canadian dollars)

	September 30, 2006	December 31, 2005
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$3,240,225	$7,844,521
Restricted cash	53,052	1,349,316
Amounts receivable	3,792,554	16,817,042
Income taxes receivable	2,225,386	959,417
Current portion of long-term receivables (note 5)	266,655	—
Deferred transportation costs	335,801	625,506
Prepaid expenses and other	992,897	860,991
Inventory	227,779	—

	11,134,349	28,456,793
Future income tax asset	—	595,091

Long-term receivables (note 5)	5,163,611	173,250

Property, plant and equipment	33,443,329	33,166,627

Other assets (note 6)	4,732,996	2,486,673

Goodwill	646,638	646,638

	$55,120,923	$65,525,072

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$3,790,163	$5,820,376
Deferred revenue	628,585	1,416,286
Current portion of long-term liabilities (note 7)	611,546	1,117,747

	5,030,294	8,354,409
Future income tax liability	124,861	—

Long-term liabilities (note 7)	669,156	808,996

Deferred gain (note 13)	210,415	—

Shareholders’ equity:
Share capital (note 8)	68,081,496	67,997,683
Contributed surplus	3,724,825	2,645,303
Deficit	(22,720,124)	(14,281,319)

	49,086,197	56,361,667

Future operations (note 1)
Related party transactions (note 10)
Contingencies (note 11)

	$55,120,923	$65,525,072

See accompanying notes to interim consolidated financial statements.

1

BENNETT ENVIRONMENTAL INC.

Interim Consolidated Statements of Operations and Retained Earnings (Deficit)

(Expressed in Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
	(Unaudited)		(Unaudited)
Sales	$1,299,510	$10,396,117	$8,532,397	$20,473,224

Expenses:
Operating costs	1,605,197	5,279,858	7,031,402	14,129,501
Administration and business development	3,065,448	3,800,983	8,152,347	10,418,936
Amortization	897,828	1,087,864	2,139,137	3,515,055
Foreign exchange loss (gain)	(10,835)	226,482	422,022	357,263
Interest	73,264	50,178	100,059	128,551

	5,630,902	10,445,365	17,844,967	28,549,306

Loss before the undernoted	(4,331,392)	(49,248)	(9,312,570)	(8,076,082)

Other income, including interest	190,650	78,438	417,363	467,882

Income (loss) before income taxes	(4,140,742)	29,190	(8,895,207)	(7,608,200)

Income taxes (recovery):
Current	(408,519)	(291,389)	(1,176,355)	(520,680)
Future	781,023	138,091	719,953	(2,242,786)

	372,504	(153,298)	(456,402)	(2,763,466)

Net income (loss)	(4,513,246)	182,488	(8,438,805)	(4,844,734)

Retained earnings (deficit), beginning of period	(18,206,878)	5,736,282	(14,281,319)	10,763,504

Retained earnings (deficit), end of period	$(22,720,124)	$5,918,770	$(22,720,124)	$5,918,770

Income (loss) per share:
Basic	$(0.21)	$0.01	$(0.39)	$(0.22)
Diluted	(0.21)	0.01	(0.39)	(0.22)

Weighted average number of shares outstanding:
Basic	21,603,440	21,545,940	21,600,033	21,545,940
Diluted	21,603,440	21,545,940	21,600,033	21,545,940

See accompanying notes to interim consolidated financial statements.

2

BENNETT ENVIRONMENTAL INC.

Interim Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
	(Unaudited)		(Unaudited)
Cash provided by (used in):
Operations:
Net income (loss)	$(4,513,246)	$182,488	$(8,438,805)	$(4,844,734)
Items not involving cash:
Amortization	897,828	1,087,864	2,139,137	3,515,055
Stock-based compensation	595,840	99,079	1,079,522	410,484
Loss from asset impairment	—	4,684	—	4,017
Gain on sale of investments	—	—	—	(175,000)
Gain on sale of property, plant and equipment	(51,000)	—	(51,000)	—
Future income taxes (recovery)	781,023	138,091	719,953	(2,242,786)
Decrease in cash surrender value of life insurance	(72,579)	(53,794)	(94,548)	(79,242)
Accretion expense	(269)	87,160	6,865	176,685
Accrued interest on long-term receivables	(5,075)	—	(12,367)	—
Change in non-cash operating working capital:
Amounts receivable	1,431,921	1,173,997	8,928,917	(530,050)
Deferred transportation costs	(193,111)	(711,767)	289,705	(726,039)
Prepaid expenses and other	187,800	697,111	41,498	26,683
Inventory	(227,779)	—	(227,779)	—
Accounts payable and accrued liabilities	(1,171,768)	859,677	(3,085,987)	(1,654,838)
Income taxes receivable/payable	(330,813)	(141,114)	(1,265,969)	(592,030)
Deferred revenue	129,119	(757,774)	(787,701)	64,966
Severance payable	442,967	(294,550)	442,967	(715,311)

	(2,099,142)	2,371,152	(315,592)	(7,362,140)
Financing:
Increase in (repayments of) long-term liabilities	(178,669)	60,984	(1,095,873)	82,303
Issuance of share capital, net of share issue costs	—	360,675	83,813	353,002

	(178,669)	421,659	(1,012,060)	435,305
Investments:
Change in restricted cash	(1,341)	2,178	1,296,264	174
Note receivable	44,962	150,000	114,962	150,000
Proceeds on disposal of investment	—	—	—	175,000
Proceeds on disposal of property, plant and equipment	9,000	43,355	9,000	108,355
Purchase of property, plant and equipment	(62,717)	(133,958)	(251,048)	(1,418,658)
Decrease (increase) in other assets	770,615	1,703	(2,181,785)	(84,680)
Acquisition of Trans-Cycle Industries, Inc.	(32,887)	—	(2,264,037)	—

	727,632	63,278	(3,276,644)	(1,069,809)

Increase (decrease) in cash and cash equivalents	(1,550,179)	2,856,089	(4,604,296)	(7,996,644)
Cash and cash equivalents, beginning of period	4,790,404	2,977,837	7,844,521	13,830,570

Cash and cash equivalents, end of period	$3,240,225	$5,833,926	$3,240,225	$5,833,926

Supplemental cash flow information:
Interest paid	$61,191	$44,080	$69,697	$110,645
Income taxes paid	—	—	—	6,247
Income taxes received	77,518	—	313,679	—
Reclassification from amounts receivable to long-term receivables	5,037,611	—	5,037,611	—

See accompanying notes to interim consolidated financial statements.

3

BENNETT ENVIRONMENTAL INC.

DRAFT Notes to Interim Consolidated Financial Statements

(Expressed in Canadian dollars, except per share amounts)

Three months and nine months ended September 30, 2006 and 2005

(Unaudited)

1.	Future operations:

These interim consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and satisfy its liabilities in the normal course of business. During the three and nine months ended September 30, 2006, the Company incurred a loss of $4.5 million and $8.4 million, respectively (2005 - net income of $182,488 and a loss of $4.8 million, respectively). In addition, the Company has an accumulated deficit of $22.7 million and has incurred negative cash flows from operations over the nine months ended September 30, 2006. During the third quarter, management decided to temporarily close the Récupère Sol Inc. (“RSI”) facility in Quebec to build up production volumes in order to operate more efficiently in the future.

During the quarter ended September 30, 2006, management has undertaken certain initiatives to reduce operating and administration and business development costs. In addition, the Company has plans to expand its product offering through its recently acquired subsidiary Trans-Cycle Industries, Inc. (“TCI”), improve relationships with third party intermediary environmental firms and leverage its permit capabilities.

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities as they become due is dependent on the successful completion of the actions taken or planned, some of which are described above, which management believes will mitigate the adverse financial conditions faced by the Company. Management believes that the Company has sufficient cash and working capital to fund operations beyond the next year.

The interim consolidated financial statements do not reflect adjustments that would be necessary, if the going concern assumption was not appropriate. If the going concern basis was not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

4

BENNETT ENVIRONMENTAL INC.

DRAFT Notes to Interim Consolidated Financial Statements (continued)

(Expressed in Canadian dollars, except per share amounts)

Three months and nine months ended September 30, 2006 and 2005

(Unaudited)

2.	Basis of presentation:

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and accordingly, do not include all disclosures required for annual financial statements. These consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements except as disclosed herein. In the opinion of management, all adjustments, including reclassifications and normal recurring adjustments necessary to present fairly the financial position, results of operations and retained earnings (deficit) and cash flows at September 30, 2006 and for all periods presented, have been made. Interim results are not necessarily indicative of the results for a full year.

These interim consolidated financial statements should be read in conjunction with the December 31, 2005 annual financial statements and notes thereto included in the 2005 Annual Report.

3.	Significant accounting policies:

(a)	Revenue recognition:

The Company provides high temperature, highly specialized treatment services of contaminated materials. In some cases, the Company is also engaged to remove and transport the contaminated materials to its facilities for processing and disposal. The Company recognizes revenue for these activities using the proportional performance method when all of the following criteria are met:

(i)	remediation activities are completed for each batch of material or waste stream being treated;

(ii)	the Company has confirmed that the contaminants have been destroyed in accordance with the contract terms; and

(iii)	collection is reasonably assured.

For those contracts whereby the Company is engaged to transport the contaminated material from the customer’s site to its facilities, the transportation costs incurred are deferred until the materials have been treated and the Company has determined that the contaminants have been destroyed in accordance with the contract terms. All other processing costs are expensed as incurred.

5

BENNETT ENVIRONMENTAL INC.

DRAFT Notes to Interim Consolidated Financial Statements (continued)

(Expressed in Canadian dollars, except per share amounts)

Three months and nine months ended September 30, 2006 and 2005

(Unaudited)

3.	Significant accounting policies (continued):

(b)	Inventory:

Inventory on hand relates to copper, aluminium and other non-ferrous metals derived from the remediation process, which are held for sale to third parties. Inventory is valued at the lower of cost or net realizable value. Cost includes all direct costs incurred in the remediation process including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs.

4.	Change in accounting policy:

Effective January 1, 2006, the Company adopted The Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3831, Non-monetary Transactions. This standard requires all non-monetary transactions to be measured at fair values unless they meet one of four very specific criteria. Commercial substance replaces culmination of the earnings process as the test for fair value measurement. A transaction has commercial substance if it causes an identifiable and measurable change in the economic circumstances of the entity. The adoption of this standard did not have a significant impact on the interim consolidated financial statements.

5.	Long-term receivables:

	Long-term account receivable	Promissory note	Note receivable	Total
	(a)	(b)	(c)
Balance, December 31, 2005	$—	$—	$173,250	$173,250
Issued	—	322,000	—	322,000
Received	—	(114,962)	—	(114,962)
Accrued interest	—	5,872	6,495	12,367
Reclassification of amount receivable	5,037,611	—	—	5,037,611

Balance, September 30, 2006	5,037,611	212,910	179,745	5,430,266
Less current portion	—	86,910	179,745	266,655

	$5,037,611	$126,000	$—	$5,163,611

6

BENNETT ENVIRONMENTAL INC.

DRAFT Notes to Interim Consolidated Financial Statements (continued)

(Expressed in Canadian dollars, except per share amounts)

Three months and nine months ended September 30, 2006 and 2005

(Unaudited)

5.	Long-term receivables (continued):

(a)	In 2003 and 2004, the Company incurred additional costs related to the fixed price contract with Defence Construction Canada (“DCC”), a federal government agency, to excavate and treat contaminated soil in a remote northern site (the “Saglek Contract”). The Company determined that the nature of the material being excavated and processed was significantly different than that described in the tender documents. The Company recorded claims revenue of $5.3 million related to these additional costs. Management has determined that the Saglek Contract provided a legal basis for the claim; the additional costs were caused by circumstances that were unforeseen at the time the Saglek Contract was signed and were not a result of deficiencies in the Company’s performance; the costs associated with the claim were identifiable and reasonable in relation to the work performed and management’s claim submitted to the customer in 2004 was objective and verifiable.

At December 31, 2005 and September 30, 2006, the amount receivable from DCC was $5,037,611.

The Company has pursued collection of the claim with the customer. In May 2006, the Company received an offer of $2.7 million to settle the amount.

During the three months ended September 30, 2006, the Company filed a lawsuit for $9.0 million plus damages, relating to this outstanding amount from DCC (note 11(b)). The ultimate settlement of the claim receivable is not expected in the next 12 months. As a result, the Company has reclassified the $5,037,611 claim from amounts receivable, current assets, to long-term receivables. The final resolution of this lawsuit may result in a change in the amounts receivable related to this contract.

(b)	The promissory note of $322,000 bears interest at 5.5% per annum, compounded semi-annually. Principal payments of $42,000 are due on January 1 and July 1 of each year, together with accrued and unpaid interest. The promissory note receivable, related to the sale of the odorant business to a former employee (note 13), is secured by a first charge against substantially all of the assets sold and a personal guarantee of $100,000 by the purchaser.

7

BENNETT ENVIRONMENTAL INC.

DRAFT Notes to Interim Consolidated Financial Statements (continued)

(Expressed in Canadian dollars, except per share amounts)

Three months and nine months ended September 30, 2006 and 2005

(Unaudited)

5.	Long-term receivables (continued):

(c)	The note receivable of $173,250 bears interest at 5% per annum on the outstanding balance at December 31 of each year. Interest is compounded annually and is repayable in full on July 7, 2007. The note receivable is secured by the investment tax credits receivable by 4003926 Canada Inc., the shares of which are controlled by an investment fund managed by a former member of the Board of Directors of the Company.

6.	Other assets:

	September 30, 2006	December 31, 2005
Deferred permitting costs, net of accumulated amortization of $30,010 (December 31, 2005 - nil)	$1,770,596	$1,800,606
Deposit with the Ontario Ministry of Environment (a)	2,962,400	—
Cash surrender value of life insurance policy	—	686,067

	$4,732,996	$2,486,673

(a)	Under their operating permits, two subsidiaries of the Company are required to pledge financial assurance to the Ontario Ministry of Environment in the form of a letter of credit, cash or equivalent bonding. The Company has provided cash deposits to the Ontario Ministry of Environment in the amount of $1,292,400 and $1,670,000 based on the storage capacity at the Company’s Cornwall and Kirkland Lake facilities, respectively. The amounts are refundable if and when the facilities are closed and all waste in storage is disposed of or treated in accordance with the operating permits.

8

BENNETT ENVIRONMENTAL INC.

DRAFT Notes to Interim Consolidated Financial Statements (continued)

(Expressed in Canadian dollars, except per share amounts)

Three months and nine months ended September 30, 2006 and 2005

(Unaudited)

7.	Long-term liabilities:

	Promissory note	Tenure agreement	Severance payable	Total
Balance, December 31, 2005	$300,000	$645,844	$980,899	$1,926,743
Accrued severance	—	—	442,967	442,967
Paid	(300,000)	(52,125)	(743,748)	(1,095,873)
Accretion charge	—	22,673	(15,808)	6,865

Balance, September 30, 2006	—	616,392	664,310	1,280,702
Less current portion	—	17,375	594,171	611,546

	$—	$599,017	$70,139	$669,156

8.	Share capital:

(a)	Issued share capital of the Company is as follows:

	Number of common shares	Amount
Total issued shares, December 31, 2005	21,584,940	$68,069,562
Exercise of stock options	30,000	83,813

Total issued shares, September 30, 2005	21,614,940	68,153,375
Shares repurchased in 2004 and held in treasury	(11,500)	(71,879)

Balance, September 30, 2006	21,603,440	$68,081,496

(b)	Stock option activity for the nine months ended September 30, 2006 is as follows:

	Options	Weighted average exercise price
Outstanding, December 31, 2005	1,023,001	$5.67
Granted	656,000	2.15
Cancelled/expired	(115,001)	4.50
Exercised	(30,000)	2.79

Outstanding, September 30, 2006	1,534,000	4.31

9

BENNETT ENVIRONMENTAL INC.

DRAFT Notes to Interim Consolidated Financial Statements (continued)

(Expressed in Canadian dollars, except per share amounts)

Three months and nine months ended September 30, 2006 and 2005

(Unaudited)

8.	Share capital (continued):

The stock options were issued during the three months and nine months ended September 30, 2006 with a weighted average exercise price of $1.73 and $2.15 per share, respectively. The weighted average grant date fair value of the options was $1.62 and $2.02 per share, respectively. The fair value of each option grant was measured on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Risk-free interest rate	4.07%	2.60%	4.15%	2.60%
Dividend yield	nil	nil	nil	nil
Expected option lives	5 years	5 years	5 years	5 years
Expected volatility	88.09%	134.43%	86.00%	134.43%

The following table summarizes information relating to outstanding options as at September 30, 2006:

Range of exercise prices	Number of options
$ 1.73 - $ 3.55	996,000
$ 4.11 - $ 7.10	313,000
$ 7.20 - $ 9.10	100,000
$14.29 - $22.05	125,000

1,534,000

10

BENNETT ENVIRONMENTAL INC.

DRAFT Notes to Interim Consolidated Financial Statements (continued)

(Expressed in Canadian dollars, except per share amounts)

Three months and nine months ended September 30, 2006 and 2005

(Unaudited)

9.	Segmented information:

(a)	Geographic information:

The Company operates and manages its business in a single reporting operating segment, the business of remediating contaminated soil and other waste materials. All significant capital assets are located in Canada. The table below summarizes sales by country:

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Sales by country:
Customers domiciled in the United States	$310,703	$3,059,482	$2,201,341	$6,742,329
Customers domiciled in Canada	988,807	7,336,635	6,331,056	13,730,895

	$1,299,510	$10,396,117	$8,532,397	$20,473,224

(b)	Economic dependence on major customers:

The table below summarizes revenue from two major customers for the three and nine months ended September 30, 2006 and 2005:

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Sales to major customers:
Customer A	14%	37%	16%	27%
Customer B	10%	21%	14%	25%

	24%	58%	30%	52%

(c)	Concentration of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily amounts receivable and long-term receivables. As at September 30, 2006, two customers represented 13% and 7%, respectively, of amounts receivable (December 31, 2005 - 28% and 27%, respectively). As at September 30, 2006, the Saglek receivable represented nil (December 31, 2005 - 28%) of total amounts receivable. The Saglek receivable has been reclassified to long-term receivables and represents 98% (December 31, 2005 - nil) of long-term receivables at September 30, 2006.

11

BENNETT ENVIRONMENTAL INC.

DRAFT Notes to Interim Consolidated Financial Statements (continued)

(Expressed in Canadian dollars, except per share amounts)

Three months and nine months ended September 30, 2006 and 2005

(Unaudited)

9.	Segmented information (continued):

Management is of the opinion that any risk of loss due to bad debts is significantly reduced due to the financial strength of its customers. The Company performs ongoing credit evaluations of its customers’ financial condition and requires letters of credit or other guarantees whenever deemed necessary.

10.	Related party transactions:

During the nine months ended September 30, 2006 and 2005, the Company expensed legal fees of $127,364 and $1,174,411, respectively (three months ended September 30, 2006 and 2005 - $71,902 and $23,760, respectively), to two legal firms of which two former directors are associated.

During the nine months ended September 30, 2006 and 2005, the Company paid consulting fees of $166,667 and $127,554, respectively (three months ended September 30, 2006 and 2005 - $62,500 and nil, respectively), to a company owned by a former director and officer of the Company.

During the nine months ended September 30, 2006 and 2005, the Company paid pension payments of $52,125 and nil, respectively (three months ended September 30, 2006 and 2005 - $17,375 and nil, respectively), to a former director and officer of the Company.

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

During the nine months ended September 30, 2005, the Company sold its 50% investment in Eco-Bois to a related party for $250,000, comprising cash of $175,000 and land of $75,000. The land portion has not yet been recorded as title has not yet been legally transferred. The gain on sale was $175,000.

12

BENNETT ENVIRONMENTAL INC.

DRAFT Notes to Interim Consolidated Financial Statements (continued)

(Expressed in Canadian dollars, except per share amounts)

Three months and nine months ended September 30, 2006 and 2005

(Unaudited)

11.	Contingencies:

No additional significant developments have occurred relating to the contingencies described in note 16 to the 2005 annual audited financial statements, except as noted below.

(a)	Regulatory investigations:

In June 2006, the Company settled with the Ontario Securities Commission (“OSC”) regarding the Company’s failure to disclose material changes on a timely basis and allegations of illegal insider trading regarding certain of its former officers. The Company has agreed to engage an independent third party appointed by the OSC to review the Company’s disclosure and reporting practices and procedures.

As part of the OSC’s continuous disclosure review process, the Company received a letter in October 2006 seeking additional clarification and documentation regarding the Saglek contract revenue recognition and Belledune asset impairment. The Company is in the process of preparing its response.

In September 2006, the Company received a Grand Jury subpoena from the United States Department of Justice (“DOJ”) to preserve all documents dated on or after January 1, 2001 pertaining to the Federal Creosote Superfund contract. Information related to this contract has been disclosed in note 16(b) to the 2005 audited financial statements. This investigation is in its preliminary stages and the Company believes that this inquiry is industry related and is co-operating with the DOJ on this inquiry.

(b)	Saglek receivable:

The Company has filed a formal claim in the Ontario Superior Court of Justice against DCC of $9.0 million plus punitive damages to receive the amounts incurred related to the Saglek contract (note 5(a)). The Company has an amount receivable of approximately $5.0 million related to revenue recognized in 2003 and 2004 and accordingly has not provided for the amount receivable.

13

BENNETT ENVIRONMENTAL INC.

DRAFT Notes to Interim Consolidated Financial Statements (continued)

(Expressed in Canadian dollars, except per share amounts)

Three months and nine months ended September 30, 2006 and 2005

(Unaudited)

11.	Contingencies (continued):

(c)	Other:

(i)	During the three months ended September 30, 2006, the Company was served with a claim by a former CEO claiming breach of contract and alleging that the Company was required to establish a secure pension. The Company acknowledges that it has a pension obligation due to the former CEO pursuant to a contract and currently has approximately $0.6 million recorded in long-term liabilities (note 7). Management believes that the claim is without merit and will defend this claim vigorously.

(ii)	During the three months ended September 30, 2006, the Company was served with a claim by a former officer claiming breach of contract and unjust enrichment. Management believes that the claim is without merit and will defend this claim vigorously.

12.	Business combinations:

On June 29, 2006, the Company acquired certain net assets and operations of Trans-Cycle Industries, Inc. and now operates under the name Trans-Cycle Industries, Ltd. (“TCI”). The acquisition has been accounted for as a purchase business combination with results of operations included in the consolidated financial statements from the date of acquisition. TCI recycles, dismantles and disposes of obsolete electrical equipment, including transformers, ballasts, capacitors and lead-shielded cable in its facility in northern Ontario. TCI has a broad set of permits in Ontario to transport, process and store PCB contaminated waste.

The total purchase price was approximately $2,200,000, which was paid in cash on closing. The Company incurred professional fees of $64,037 relating to the acquisition, which have been included in the total consideration.

The Company is required to pledge financial assurance to the Ontario Ministry of Environment of $1,670,000 as security for the operating permits acquired of TCI. This amount was paid in cash to the Ontario Ministry of Environment and is refundable (note 6).

The preliminary purchase price allocation set forth below represents management’s best estimate of the allocation of the purchase price and the fair value of the net assets acquired at this time. The valuation of the acquired intangible assets and the assessment of their expected useful lives have not yet been determined. These estimates may differ from the final purchase price allocations and these differences may be material.

14

BENNETT ENVIRONMENTAL INC.

DRAFT Notes to Interim Consolidated Financial Statements (continued)

(Expressed in Canadian dollars, except per share amounts)

Three months and nine months ended September 30, 2006 and 2005

(Unaudited)

12.	Business combinations (continued):

Assets acquired:
Current assets	$1,115,445
Property, plant and equipment and intangible assets	2,204,035

3,319,480
Liabilities assumed:
Current liabilities	1,024,559
Lease obligations	30,884

1,055,443

Total consideration	$2,264,037

Property, plant and equipment and intangible assets, including customer lists, customer relationships and permits, have not been separated at this time and are classified as property, plant and equipment.

13.	Disposition of odorant assets:

On April 13, 2006, the Company entered into an agreement to sell certain assets associated with its odorant business for $322,000 to Midland Resource Recovery Inc. (the “Purchaser”). A promissory note was received on closing with a term of three years with an interest rate of 5.5% per annum, compounded semi-annually. Payments of principal are due on January 1 and July 1 of each year, together with accrued and unpaid interest (note 5).

The promissory note is secured by a first charge against substantially all of the assets of the Purchaser and a personal guarantee limited to $100,000 from the sole shareholder of the Purchaser.

During the three months ended September 30, 2006, $42,000 was recognized as a gain on the disposition, resulting in a deferred gain of $210,415 as at September 30, 2006.

15

Exhibit 99.3

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS

I, ANDREW BOULANGER, Co-Officer of the Office of the CEO of Bennett Environmental Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Bennett Environmental Inc., (the issuer) for the interim period ended September 30, 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: November 14, 2006.

/s/ Andrew Boulanger
ANDREW BOULANGER,
Co-Officer of the Office of the CEO

Exhibit 99.4

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS

I, DAVID WILLIAMS, Co-Officer of the Office of the CEO of Bennett Environmental Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Bennett Environmental Inc., (the issuer) for the interim period ended September 30, 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: November 14, 2006.

/s/ David Williams
DAVID WILLIAMS,
Co-Officer of the Office of the CEO

Exhibit 99.5

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS

I, ANDREW BOULANGER, Chief Financial Officer of Bennett Environmental Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Bennett Environmental Inc., (the issuer) for the interim period ended September 30, 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: November 14, 2006.

/s/ Andrew Boulanger
ANDREW BOULANGER,
Chief Financial Officer